

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

<u>Via E-mail</u>
Kenneth L. Waggoner
Chief Executive Officer and President
Nuvilex, Inc.
12510 Prosperity Drive
Suite 310
Silver Spring, Maryland 20904

> **Re: Nuvilex, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2013**
> **Filed July 29, 2013**
> **Response Dated September 12, 2014**
> **File No. 333-68008**

Dear Mr. Waggoner:

We have reviewed your supplemental response dated September 12, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

1. In our prior comment 2, which concerned the company's business relationship with Drs. Günzburg and Salmons, we referred to your August 15, 2014 response letter in which you stated:

> The relationship with Drs. Günzburg and Salmons did not change as a result of entering into the Consulting Agreement with Vin-de-Bona-Trading Company. The Consulting Agreement memorialized in writing the oral agreement between the parties pursuant to which Drs. Günzburg and Salmons have been working since the beginning of 2014.

Please amend your Form 10-K to include this information, as the parameters of your business relationship with Drs. Günzburg and Salmons prior to the May 2014 Consulting Agreement with Vin-de-Bona Trading Company remains unclear. Specifically, when did your association with Drs. Günzburg and Salmons begin and what was the nature of your arrangement with them, including compensatory terms, prior to the execution of the Vin-de-Bona Consulting Agreement? Please also clarify that this Consulting Agreement is the only agreement in effect governing the relationship between the company and Drs. Günzburg and Salmons.

Cell Therapy Product Development , page 5

2. In our prior comment 3, concerning the small number of patients treated in the Phase 1/2 trial, we referred to response #7 from your August 15, 2014 letter. In that response, you included proposed disclosure which began:

> In the Phase1/2 trial only a small number of patients were evaluable. As a result, statistical parameters were not used in the published reports of the Phase 1/2 trial to validate the anticancer efficacy of the Cell-in-a-Box/low-dose ifosfamide combination in patients with advanced, inoperable pancreatic cancer…

Please delete the sentence from your proposed disclosure that states "It is unlikely, even with the small number of patients…that the increases in median survival time and percentage of one-year survivors …were due to chance alone…." This is a statement of opinion that purports to be factual in nature and is, therefore, inappropriate. Since statistical significance could not be measured in this trial, you cannot exclude the possibility that the results were due to chance. Therefore, please replace the sentence quoted above with a statement explaining that because the results were not statistically significant, any observations of efficacy must be weighed against the possibility that the results were due to chance alone.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

3. We note your response to our prior comment 4. However, you did not provide all of the information requested in our comment. Please refer to your last two Forms 10-K in which you disclose several related party transactions with parties other than Dr. Ryan. Please revise your proposed disclosure to fully comply with Item 404(a) of Regulation S-K, "Transactions with Related Persons." Specifically, please provide:

- the name of each related person;
- the nature of the person's "related" status and interest in the transaction;
- the approximate dollar amount of the transaction and the amount of the related person's interest in the transaction; and
- in the case of indebtedness, the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount

outstanding as of the latest practicable date, the amount of principle and interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director